October 29, 2010
Securities and Exchange Commission
100 Fifth Street, N.E.
Washington, DC 20549
Attention: Jeffrey Riedler, Scot Foley,

Re:	Meadowbrook Insurance Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 15, 2010
Form 10-Q for the Period Ended March 31, 2010
Filed May 10, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 6, 2010
File No. 001-14094
Dear Mr. Riedler and Mr. Foley:
On behalf of Meadowbrook Insurance Group, Inc., we are requesting that the staff of the Securities and Exchange Commission grant us an extension until November 12, 2010, to provide our responses regarding the comment letter we received dated October 20, 2010.
Sincerely,

/s/	Karen M. Spaun

Senior Vice President and
Chief Financial Officer

26255 American Drive, Southfield, MI 48034-6112
P: 248.358.1100, 800.482.2726 F: 248.358.1614 www.meadowbrook.com